September 3, 2009

VIA EDGAR

Ms. Jessica Baberich

Assistant Chief Accountant, Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008

Filed January 29, 2009

File No. 0-02844

Dear Ms. Baberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 17, 2009, with respect to the above-referenced filing (“Form 10-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition. page 20

1.

We have reviewed your response to prior comment 2; please confirm to us that title and risk of loss transfers to the buyers when the stumpage contracts are signed, rather than as the timber is harvested.

Company Response:

We confirm that risk of loss transfers to the buyers when the stumpage contracts are signed.  There is no transfer of title at all.

2.

We have reviewed your response to prior comment 3. You state that you engage a forester on a consulting basis and that you expense the cost of his services at the signing of a timber contract. Please tell us your accounting basis for deferring the expense of the consultant until the signing of the contract rather than expensing the cost as incurred.

Company Response:

The cost of the forester is incurred at the signing of a timber contract.   He is paid a commission for securing timber contracts.  The commission is calculated as a percentage of the revenue from any given stumpage contract.  The forester is not paid commission if we do not reach a signed contract.

3.

We have reviewed your response to prior comment 4. It is unclear to us how you determined that none of the circumstances in paragraph 8 of SF AS 144 had occurred. Specifically, it appears to us that the downturn in the housing market regionally and nationwide (as you disclosed on page 7 of your 2008 Form 10-K) along with your decision to stop accepting new construction contracts indicated a significant adverse change in the business climate. Refer to paragraph 8(c) of SFAS 144. Furthermore, paragraph 25 of SFAS 67 states that insufficient rental demand for a rental project currently under construction is an additional example that indicates that the recoverability of the real estate project should be assessed in accordance with the provisions of Statement 144. Please explain how you considered demand for your projects when determining whether impairment should have been assessed. In your response, please address each individual project separately.

Company Response:

We considered demand for all of our projects based upon our current sales information.  The Laurelwoods II development had two sales in fiscal 2008, one in March ‘08 and one in September ’08.  Prior to our filing of the Form 10-K, we had three additional sales take place, two in November ’08 and one in December ’08.  This indicated to us that we still had demand for the projects and therefore have not experienced as sharp a decline as the nationwide housing market.  Our new construction division curbed activity mainly due to the market slow down in the construction of primary homes as opposed to the secondary home market.

4.

You note that a market feasibility study prepared for Laurelwoods II did not indicate that capitalized costs would be unrecoverable. Please provide us with the details of this study including whether it was prepared in house or by a 3rd party and when the study was performed. Please also explain to us the valuation methodologies used and the significant assumptions utilized in the valuations.

Company Response:

The market feasibility study was prepared in house and detailed the costs incurred for each unsold unit in the Laurelwoods II community development.  The most significant assumption is an estimated sales price which is provided for each unit by the Company’s real estate sales division using local comparable real estate transactions as well as our historical sale prices.  The study includes monthly, carrying costs such as insurance, real estate taxes and interest and sales expenses such as commissions and closing costs.  The study was compiled as part of our year end analysis work subsequent to October 31, 2008 and prior to filing our Form 10-K.

5.

Your response to prior comment 4 notes that you intend to assess capitalized development costs for impairment prior to your 2009 fiscal year-end. Notwithstanding comment 3 above, please tell us specifically which circumstances have changed since 2008 that led you to conclude that the recoverability of the costs should be assessed, as well as when the changes in circumstances were first noted.

Company Response:

The Company has not yet determined that it will recognize an impairment loss in our 2009 fiscal year-end, just that we will review our capitalized development costs for impairment to determine whether or not the costs are recoverable.   We are currently experiencing slow sales; however we presently have three sales agreements in place.   The circumstance that indicates that we may not recover our carrying amounts is that we have now accepted lower sales prices on the three agreements of sale.

6.

We note that your response to prior comment 4 did not address your land improvements, buildings, and/or equipment. As requested in our prior comment, please tell us if you performed an impairment analysis of these assets. Please address each long-lived asset or group of assets, as applicable, separately in your response. For reference, see SFAS 144.

Company Response:

Land improvements, buildings and equipment net are the long lived physical assets of the Company net of accumulated depreciation.  Land improvements and buildings primarily include two sewage treatment plants, an 18 hole golf course with clubhouse, leased commercial properties and a corporate office building.  Equipment primarily consists of administrative equipment, golf course maintenance and operational equipment, sewage treatment equipment and automobiles.  As of October 31, 2008 Management has performed an impairment analysis on all of these assets.  The Company assesses its long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable (as per SFAS 144) or at the very least on an annual basis.

Note 12 - Leases, page 33

7.

It appears from your response to prior comment 6 that the future minimum rental amounts included in your disclosure do not relate solely to non-cancelable lease terms. Since the decision to initiate option years is determined by the lessee, it is not appropriate to include option periods unless such option has already been exercised by the lessee. In future filings, please revise your disclosure to include only non-cancelable lease terms in your disclosure of future minimum rents.

Company Response:

We will revise our disclosure in all future filings to include only non-cancelable lease terms in the minimum future rentals section of our lease footnote.

Please do not hesitate to contact the undersigned at 570-443-8433 ext. 1028 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company

P O Box 707

Blakeslee, PA  18610

Phone: 570-443-8433

Fax: 570-443-8414